UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2021 (February 23, 2021)

NAVISTAR INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

2701 Navistar Drive
Lisle Illinois	60532
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (331) 332-5000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10	NAV	New York Stock Exchange
Cumulative convertible junior preference stock, Series D (par value $1.00)	NAV-D	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Supplemental Disclosures to Definitive Proxy Statement

As previously disclosed, on November 7, 2020, Navistar International Corporation, a Delaware corporation (the “Company” or “Navistar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TRATON SE, a Societas Europaea (“Parent” or “TRATON”), and Dusk Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger as a wholly owned indirect subsidiary of Parent.

On January 7, 2021 and February 18, 2021, three substantially similar complaints were filed against the Company and the members of the Company’s board of directors (the “Board”) in the United States District Court for the District of Delaware by purported stockholders of the Company, captioned Stein v. Navistar International Corporation, et al., Case No. 21-cv-00013 (D. Del.) (“Stein”), LaFrance v. Navistar International Corporation, et al., Case No. 21-cv-00016 (D. Del.) (“LaFrance”), and Williams v. Navistar International Corporation, et al., Case No. 21-cv-00225 (D. Del.) (“Williams”), respectively. On January 19, 2021, January 21, 2021, and February 11, 2021, substantially similar complaints were filed against the Company and the members of the Board in the United States District Court for the Southern District of New York, captioned Anderson v. Navistar International Corporation, et al., Case No. 21-cv-00453 (S.D.N.Y) (“Anderson”), Grinberger v. Navistar International Corporation, et al., Case No. 21-cv-00561 (S.D.N.Y) (“Grinberger”), Sheridan v. Navistar International Corporation, et al., Case No. 21-cv-01233 (S.D.N.Y) (“Sheridan”), and Arnold v. Navistar International Corporation, et al., Case No. 21-cv-01236 (S.D.N.Y) (“Arnold”), respectively. Anderson also names Parent and Merger Sub as defendants. On January 25, 2021, a substantially similar complaint was filed against the Company and the members of the Board in the United States District Court for the Eastern District of New York, captioned Walker v. Navistar International Corporation, et al., Case No. 21-cv-00398 (E.D.N.Y.) (“Walker”). On February 19, 2021, a substantially similar complaint was filed against the Company and the members of the Board in the United States District Court for the Eastern District of Pennsylvania, captioned Baker v. Navistar International Corporation, et al., Case No. 21-cv-00762 (E.D. Pa.) (“Baker”). The complaints allege that the Proxy Statement (defined below) and preliminary versions of the Proxy Statement filed with the SEC on December 22, 2020 and January 21, 2021, were materially incomplete and therefore misleading in certain respects. On January 20, 2021, a putative class action complaint was filed against the Company, the members of the Board, Parent and TRATON US, Inc. in the Circuit Court of DuPage County, Illinois, Chancery Division, captioned Drulias v. Clarke, et al., Case No. 2021-CH-000022 (Ill. DuPage Cty. Cir. Ct.) (“Drulias” and, together with Stein, LaFrance, Anderson, Grinberger, Walker, Sheridan, Arnold, Williams and Baker, the “Complaints”). Drulias alleges breaches of the fiduciary duties of due care, good faith, loyalty, fair dealing and full disclosure under Delaware law by the Company and the members of the Board, and alleges that Parent and TRATON US, Inc. aided and abetted such alleged breaches of fiduciary duties. On January 29, 2021, the Company filed the definitive proxy statement relating to the Merger (the “Proxy Statement”).

While the Company believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the purported stockholders’ disclosure and breach of fiduciary duty claims in the Complaints, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, the Company has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Complaints that any additional disclosure was or is required or that any fiduciary duty was or is breached. The Company believes the Complaints are without merit.

This supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the last paragraph under the heading “Background of the Merger” on page 58 of the Proxy Statement.

On February 14, 2017, during a joint meeting of the Board and the nominating and governance committee of the Board, the Board discussed, among other things, the formation of an ad hoc committee of the Board to (i) review, oversee, monitor and act as a liaison for the Strategic Alliance between the Company and TRATON and any other strategic alliance, collaboration or acquisition involving the Company and (ii) report its findings and make recommendations to the Board with respect thereto (the “Chairman’s Committee”). Following discussion, the Board approved resolutions establishing the Chairman’s Committee, and appointed Mr. Clarke, the Chairman of the Board, and Messrs. Mark H. Rachesky and Vincent Intrieri, each co-lead independent directors of the Board, as Vice Chairs of the Chairman’s Committee. The resolutions approved at the joint meeting do not provide specific authority with respect to approving any proposals regarding the Strategic Alliance or any other strategic alliance, collaboration or acquisition involving the Company.

The following disclosure replaces the last paragraph under the heading “Background of the Merger” on page 60 of the Proxy Statement.

On January 31, 2020, the Chairman’s Committee met telephonically, with certain members of the Company’s senior management in attendance. Mr. Clarke updated the Chairman’s Committee of further discussions held telephonically between January 30, 2020 and January 31, 2020 with Mr. Schulz regarding the $35 proposal, and the Chairman’s Committee continued to discuss the $35 proposal and the retention of financial advisors in connection therewith.

The following disclosure replaces the third full paragraph under the heading “Background of the Merger” on page 65 of the Proxy Statement.

On October 12, 2020, the Board met via video conference, with certain members of the Company’s senior management and representatives of J.P. Morgan, PJT Partners and Sullivan & Cromwell in attendance. The Board continued to discuss a potential response to TRATON following the Company’s senior management’s meeting with TRATON’s senior management on October 9 and 10, 2020. Representatives of J.P. Morgan and PJT Partners reviewed their preliminary financial analyses of the potential business combination. After lengthy discussion, it was agreed that Company management would approach TRATON with a $50 per share counter proposal and, if necessary, introduce the concept of a contingent value right, with an upside and a downside (the “$50 counter proposal”), and request that TRATON’s stated acceptance deadline of October 14, 2020 be extended.

The following disclosure replaces the eleventh full paragraph under the heading “Background of the Merger” on page 65 of the Proxy Statement.

On October 15, 2020, the Board met telephonically to discuss making a formal counteroffer to TRATON of $44.50 per share in cash, subject to the completion of negotiation of definitive documentation (the “$44.50 counter proposal”). Representatives of J.P. Morgan and PJT Partners reviewed their preliminary financial analyses of the potential business combination.

The following disclosure replaces the last paragraph under the heading “Background of the Merger” on page 68 of the Proxy Statement.

On November 7, 2020, the Board met via video conference with certain members of the Company’s senior management and representatives of J.P. Morgan, PJT Partners and Sullivan & Cromwell in attendance. Mr. Clarke reported that the Volkswagen Management Board, Volkswagen Supervisory Board, TRATON’s Executive Board and TRATON’s Supervisory Board approved the transaction and the Merger Agreement earlier that day. A representative of Sullivan & Cromwell reminded the Board of the fiduciary duties discussion from the previous day. At the request of the Board, representatives of each of J.P. Morgan and PJT Partners rendered its respective oral opinion-subsequently confirmed by delivery of written opinions by each of J.P. Morgan and PJT Partners on November 7, 2020-that as of the date thereof and based upon and subject to, among other things, the procedures followed, assumptions made, and qualifications and limitations on the review undertaken by J.P. Morgan and PJT Partners, respectively, in connection with each opinion, the Merger Consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s and PJT Partners’ opinions, see the section entitled “The Merger-Opinion of the Financial Advisors to the Company” beginning on page 74. A representative of Sullivan & Cromwell reviewed the resolutions the Board would be adopting if it determined that the transaction was fair to and in the best interest of the Company and the Company’s stockholders and to enter into the transaction. Following further discussion, the Board thereafter (i) approved the waiver of the Standstill Provisions, (ii) determined that the Merger Agreement, the Voting Agreements, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; (iii) approved and declared advisable that the Company enter into the Merger Agreement; (iv) adopted the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (v) directed that the Merger Agreement be submitted to the Company’s stockholders for consideration and adoption at the stockholder meeting; and (vi) recommended that the Company’s stockholders vote to adopt the Merger Agreement and to approve and adopt such other matters that are submitted for their approval and/or adoption in connection with the Merger Agreement at the stockholder meeting. All of the Company’s directors voted in favor of these resolutions with the exception of Mr. Schulz, who had recused himself from the meeting due to his affiliation with TRATON.

The following disclosure replaces the first paragraph under the heading “Summary of Material Financial Analyses” on page 77 of the Proxy Statement.

The following is a summary of the material financial analyses jointly presented by the Financial Advisors to the Board in connection with rendering their respective opinions described above, as well as certain analyses utilized for reference purposes. In accordance with customary investment banking practice, the Financial Advisors each employed generally accepted valuation methodologies in rendering their separate opinions to the Board on November 7, 2020 and contained in the joint presentation delivered to the Board on such date in connection with the rendering of such opinions. The following summary, however, does not purport to be a complete description of the financial analyses jointly performed by or the data jointly presented by the Financial Advisors to the Board in connection with rendering their opinions described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The Financial Advisors believe that the following summary and its analyses must be considered as a whole and that selecting portions of the following summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by the Financial Advisors, the tables must be read together with the full text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the Financial Advisors’ analyses. The order of analyses described does not represent the relative importance or weight given to those analyses by the Financial Advisors. In arriving at their separate opinions, the Financial Advisors did not attribute any particular weight to any analyses or factors considered by them and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support their opinions. Rather, the Financial Advisors each considered the totality of the factors and analyses performed in determining their opinions.

The following disclosure replaces the second paragraph under the heading “Public Trading Multiples” on page 78 of the Proxy Statement.

The companies were selected by the Financial Advisors because, among other reasons, they are publicly traded commercial vehicle and engine original equipment manufacturers with business risk, operating and public trading profiles which, for the purposes of the Financial Advisors’ analysis, may be considered sufficiently similar to those of the Company. However, none of the selected companies is identical to the Company, and certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

The following disclosure is added under the third paragraph under the heading “Public Trading Multiples” on page 78 of the Proxy Statement.

The following summarizes the review:

Adjusted Total Enterprise Value / 2021E Manufacturing EBITDAPO

Mean	Median	High	Low
7.5x	7.3x	10.4x	3.4x

The following disclosure replaces the paragraph under the heading “Other Information - Selected Transaction Analysis” on page 80 of the Proxy Statement.

Selected Transaction Analysis. Using publicly available information, the Financial Advisors examined selected transactions involving commercial vehicle companies engaged in businesses which the Financial Advisors judged to be sufficiently analogous to the business of the Company (each referred to as a “selected transaction” and together, the “selected transactions”). The selected transactions were as follows: Scania AB/ Volkswagen AG; WABCO Holdings Inc./ ZF Friedrichshafen AG; Scania AB/MAN AG; Navistar International Corporation/Volkswagen AG; MAN AG/Volkswagen AG; Blue Bird Corporation/American Securities LLC; Renault V.I./AB Volvo.

For each of the selected transactions, the Financial Advisors calculated the Total Enterprise Value (“TEV”) as a multiple of the EBITDA for the 12-month period preceding the transaction (“LTM EBITDA”). The resulting calculation indicated a mean TEV/LTM EBITDA of 9.8x, a median TEV/LTM EBITDA of 9.7x, a high TEV/LTM EBITDA of 15.6x and a low TEV/LTM EBITDA of 4.5x.

The following disclosure replaces the second paragraph under the heading “General Matters Relating to J.P. Morgan” on page 80 of the Proxy Statement.

J.P. Morgan has acted as financial advisor to the Company, with respect to the proposed Merger and will receive a fee equal to approximately $10,500,000 as of December 7, 2020, for its services, $2,000,000 of which became payable when the opinion was rendered to the Board and the remainder of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to reimburse J.P. Morgan for out-of-pocket expenses and indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates had any other material financial advisory or other material commercial or investment banking relationships with MHR Fund Management LLC or Icahn Enterprises L.P., each a significant shareholder of the Company. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with the Company and Parent for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as joint lead arranger and joint lead bookrunner on a credit facility of a subsidiary of the Company in May 2019 and joint lead bookrunner on an offering of debt securities of the Company in April 2020, and acting as joint lead bookrunner on the initial public offering of equity securities of the Parent in June 2019. J.P. Morgan has advised the Company that J.P. Morgan and its affiliates received fees, in the aggregate, of approximately $5,000,000 from the Company for such services. J.P. Morgan has advised the Purchaser Group Members that J.P. Morgan and its affiliates received fees, in the aggregate, of approximately $8,000,000 from the Purchaser Group Members for such services. In addition, during the two years preceding the date of its opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Volkswagen AG for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as joint lead arranger and joint bookrunner on a credit facility of Volkswagen AG in December 2019, as joint lead bookrunner on offerings of debt securities of subsidiaries of Volkswagen AG in November 2019, June 2019 and March 2020 and acting as financial advisor to Volkswagen AG on a strategic investment in June 2020. J.P. Morgan has advised Volkswagen AG that J.P. Morgan and its affiliates received fees, in the aggregate, of approximately $20,000,000 from Volkswagen AG for such services. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, Parent and Volkswagen AG. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Parent or Volkswagen AG for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

The following table is added under the table entitled “Projections Included in the Management Base Case (as of November 2020)” on page 85 of the Proxy Statement.

Illustrative Standalone Discounted Cash Flow Analysis in the November 2020 Management Base Case(1)

($ in millions rounded to the nearest million)

	Management projections						Management extrapolations
	Oct-21E	Oct-22E	Oct-23E	Oct-24E	Oct-25E	Oct-26E	Oct-27E	Oct-28E	Oct-29E	Oct-30E
Manufacturing Adj. EBITDA	$574	$837	$1,111	$1,008	$1,108	$1,100	$1,212	$1,221	$1,235	$1,253
Plus: Non-service pension expenses	20	16	12	8	6	0	(4)	0	0	0
Manufacturing EBITDAPO	$594	$853	$1,123	$1,017	$1,114	$1,100	$1,208	$1,221	$1,235	$1,253
Less: Manufacturing depreciation & amortization	(132)	(171)	(185)	(194)	(185)	(185)	(193)	(201)	(209)	(217)
Manufacturing EBITPO	$463	$682	$938	$823	$929	$915	$1,015	$1,020	$1,026	$1,037
Tax expense	(36)	(184)	(253)	(222)	(251)	(247)	(274)	(275)	(277)	(280)

EBIAT	$427	$498	$685	$601	$678	$668	$741	$745	$749	$757
Add: Manufacturing depreciation & amortization	132	171	185	194	185	185	193	201	209	217
Less: Capital expenditures	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)
Less: Δ (Net working capital) & Other	(53)	22	97	(96)	(54)	(83)	(5)	(5)	(5)	(5)
Unlevered Free Cash Flow	$205	$391	$666	$399	$509	$470	$629	$641	$653	$668

(1)	Financials reflect an October 31 fiscal year end.

The following table is added under the table entitled “Projections Included in the Management Upside Case (as of November 2020)” on page 86 of the Proxy Statement.

Illustrative Standalone Discounted Cash Flow Analysis in the November 2020 Management Upside Case(1)

($ in millions rounded to the nearest million)

	Management projections						Management extrapolations
($mm)	Oct-21E	Oct-22E	Oct-23E	Oct-24E	Oct-25E	Oct-26E	Oct-27E	Oct-28E	Oct-29E	Oct-30E
Manufacturing Adj. EBITDA	$574	$889	$1,249	$1,156	$1,282	$1,422	$1,427	$1,438	$1,454	$1,476
Plus: Non-service pension expenses	20	16	12	8	6	0	(4)	0	0	0
Manufacturing EBITDAPO	$594	$905	$1,260	$1,164	$1,287	$1,422	$1,423	$1,438	$1,454	$1,476
Less: Manufacturing depreciation & amortization	(132)	(171)	(185)	(194)	(185)	(185)	(193)	(201)	(209)	(217)
Manufacturing EBITPO	$463	$734	$1,075	$970	$1,102	$1,237	$1,230	$1,237	$1,245	$1,259
Tax expense	(36)	(198)	(290)	(262)	(298)	(334)	(332)	(334)	(336)	(340)

EBIAT	$427	$536	$785	$708	$805	$903	$898	$903	$909	$919
Add: Manufacturing depreciation & amortization	132	171	185	194	185	185	193	201	209	217
Less: Capital expenditures	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)	(300)
Less: Δ (Net working capital) & Other	(53)	49	128	(94)	(42)	(83)	(5)	(5)	(5)	(5)
Unlevered Free Cash Flow	$205	$456	$798	$508	$648	$705	$786	$799	$813	$831

(1)	Financials reflect an October 31 fiscal year end.

General Meeting Dial-in Information

As previously announced, the annual meeting of the Company’s stockholders (the “Annual Meeting”) will be held virtually on Tuesday, March 2, 2021 at 11:00 a.m., Central Time. In light of the ongoing coronavirus pandemic, for the safety of our stockholders and in accordance with federal, state and local guidance limiting group gatherings, the Annual Meeting will be held in a virtual meeting format only, and there will not be a physical meeting location. You will be able to attend, vote and submit questions during the virtual Annual Meeting online by visiting www.virtualshareholdermeeting.com/NAV2021.

All information about the Annual Meeting, including the Proxy Statement, is available at https://ir.navistar.com/governance/annual-meeting-of-stockholders/default.aspx.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Navistar by TRATON. In connection with the proposed acquisition, Navistar has filed relevant materials with the SEC, including the Proxy Statement. INVESTORS AND STOCKHOLDERS OF NAVISTAR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING NAVISTAR’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and stockholders of Navistar will be able to obtain the Proxy Statement and other documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov.

Participants in the Solicitation

Navistar, TRATON and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Navistar’s stockholders in respect of the proposed acquisition. Information about the directors and executive officers of Navistar is set forth in the Proxy Statement, and in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2020, which was filed with the SEC on December 17, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.

Forward-Looking Statements

Certain statements in this communication, that are not purely historical, may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” or other similar expressions may identify such forward-looking statements.

Actual results may differ materially from those discussed in forward-looking statements as a result of factors, risks and uncertainties over which Navistar has no control. These factors, risks and uncertainties include, but are not limited to, the following: (i) conditions to the completion of the proposed acquisition, including stockholder approval of the proposed acquisition, may not be satisfied or the regulatory approvals required for the proposed acquisition may not be obtained on the terms expected or on the anticipated schedule; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement between the parties to the proposed acquisition; (iii) the effect of the announcement or pendency of the proposed acquisition on Navistar’s business relationships, operating results, and business generally; (iv) risks that the proposed acquisition disrupts Navistar’s current plans and operations and potential difficulties in Navistar’s employee retention as a result of the proposed acquisition; (v) risks related to diverting management’s attention from our ongoing business operations; (vi) potential and existing litigation that may be instituted, or has been instituted, against Navistar or its directors or officers related to the proposed acquisition or the Merger Agreement between the parties to the proposed acquisition; (vii) the amount of the costs, fees, expenses and other charges related to the proposed acquisition; and (viii) such other factors as are set forth in Navistar’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Forward Looking Statements” in its Form 10-K for the fiscal year ended October 31, 2020, which was filed with the SEC on December 17, 2020 and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov.

Forward-looking statements reflect the views and assumptions of management as of the date of communication with respect to future events. Navistar does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable securities laws, to update any forward-looking statements as a result of new information, future events or other factors. The inclusion of any statement in this communication does not constitute an admission by Navistar or any other person that the events or circumstances described in such statement are material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Walter G. Borst
Name: Title:	Walter G. Borst Executive Vice President and Chief Financial Officer

Dated: February 23, 2021